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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
    Kelly         Thomas             E.         JetBlue Airways Corporation (JBLU)             ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
   JetBlue Airways Corporation                  Person, if an entity                                 Executive Vice President and
   80-02 Kew Gardens Road                       (voluntary)               December 12, 2002                  General Counsel
--------------------------------------------                            --------------------- -------------------------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original    X  (Check Applicable Line)
                                                                           (Month/Day/Year)   ---Form filed by One Reporting Person
                                                                                                 Form filed by More than One
    Kew Gardens  New York           11415                                                     ---Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Common Stock    12/12/02   12/12/02         S(1)           1,000      D      $38.73      363,466(2)          I            (3)
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Common Stock    12/13/02   12/13/02          G     V       3,000      D                    2,098(4)          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                      PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                      FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Stock Option (Right to Purchase)       $0.74(5)    10/22/99                  A     V       135,000(6)               (7)    10/21/09

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Stock Option (Right to Purchase)       $9.00(8)      2/8/02                  A     V         7,425(9)              (10)      2/7/12

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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock     135,000(6)                          D
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Common Stock       7,425(9)                          D
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Explanation of Responses:

Explanation of Responses: (1) These shares were sold in compliance with a qualified selling plan adopted by the reporting person pursuant to Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended.
(2) On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in the reporting person's acquisition of an additional 121,155 shares of common stock. (3) These shares are held by Kelly Holdings, L.C.
The reporting person is the manager of Kelly Holdings, L.C. and the reporting person disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in such shares. 61,920 (as adjusted for the 3-for-2 stock split) of the shares are subject to a right of repurchase in favor of the issuer in the event the reporting person ceases to render services to the issuer. Such right of repurchase lapses with respect to such shares on September 18, 2003. (4) On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in the reporting person's acquisition of an additional 1,699 shares of common stock before disposition of the 3,000 shares subject to this Form 4. (5) The original exercise price for this option was $1.10 per share and such exercise price was adjusted to reflect the 3-for-2 stock split effected on December 12, 2002. (6) On October 22, 1999, the reporting person was granted an option to purchase 90,000 shares of the issuer's common stock with an exercise price equal to the fair market value of the issuer's common stock on the date of the grant. On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in an additional 45,000 shares of common stock underlying the employee stock option. (7) The option vests in five successive equal annual installments upon completion of each year of service over the 5-year period measured from the vesting commencement date of August 17, 1998. (8) The original exercise price for this option was $13.50 per share and such exercise price was adjusted to reflect the 3-for-2 stock split effected on December 12, 2002. (9) On February 8, 2002, the reporting person was granted an option to purchase 4,950 shares of the issuer's common stock with an exercise price equal to the fair market value of the issuer's common stock on the date of grant. On December 12, 2002, the issuer effected a 3-for-2 stock split, resulting in an additional 2,475 shares of common stock underlying the employee stock option. (10) The option vests in five successive equal annual installments upon completion of each year of service over the 5-year period measured from the vesting commencement date of February 8, 2002.

             /s/ Thomas E. Kelly          12/13/02
    -----------------------------------  ----------
      **Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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